TD Smart, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
TD Smart, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 11, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,245	-
Total Current Assets	3,245	-
Non-current Assets		
Investment Deposits	90,000	-
Security Deposits	3,433	-
Total Non-Current Assets	93,433	-
TOTAL ASSETS	96,678	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Related Party	63,701	3,538
Total Current Liabilities	63,701	3,538
TOTAL LIABILITIES	63,701	3,538
EQUITY		
Additional Paid-in Capital	200,000	-
Accumulated Deficit	(167,022)	(3,538)
Total Equity	32,978	(3,538)
TOTAL LIABILITIES AND EQUITY	96,678	-

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	118,357	-
General and Administrative	34,239	3,538
Rent and Lease	10,888	-
Total Operating Expenses	163,485	3,538
Operating Income (loss)	(163,485)	(3,538)
Earnings Before Income Taxes	(163,485)	(3,538)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(163,485)	(3,538)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(163,485)	(3,538)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(163,485)	(3,538)
INVESTING ACTIVITIES		
Investment Deposits	(90,000)	-
Security Deposit	(3,433)	-
Net Cash provided by (used by) Investing Activities	(93,433)	-
FINANCING ACTIVITIES		
Proceeds from Related Party Loans	60,162	3,538
Paid-in Capital	200,000	-
Net Cash provided by (used in) Financing Activities	260,162	3,538
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	3,245	-
Cash at end of period	3,245	-

Statement of Changes in Shareholder Equity

	Class A Voting Common Stock		Class B Non-Voting Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2023	200,000,000	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(3,538)	(3,538)
Ending Balance 12/31/2023	200,000,000	-	-	-	-	(3,538)	(3,538)
Issuance of Stock	-	-	200,000	-	200,000	-	200,000
Net Income (Loss)	-	-	-	-	-	(163,485)	(163,485)
Ending Balance 12/31/2024	200,000,000	-	200,000	-	200,000	(167,023)	32,978

TD Smart, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

TD Smart, Inc. ("the Company") was formed in California on November 23rd, 2022, as TD Smart LLC and converted to a Delaware Corporation on October 17th, 2023. The Company plans to earn revenue using their 25+ years of experience in focusing diversified portfolios through their innovative technology. Their platform allows investors to engage in our portfolio for a low entry point at a minimum of $250. The Company's headquarters are in Sherman Oaks, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party entity paid some of the expenses on behalf of the Company. The Company will pay back this entity when it obtains funds. The amount does not accrue interest. The balance of the notes payable was $63,701 as of December 31st, 2024.

The Company paid a related party entity $5,000 for bookkeeping and $1,170 for a Finder's Fee for potential investors in 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Investment Deposits

On September 23rd, 2024, the Company entered into a Joint Venture Agreement with Ibuild LLC ("the Owner"). The Owner acquired property at 2472 Haley Point Drive, Unit 104, Ventura, CA 93003 and the Company has made a deposit to secure shares in the property, but holds no ownership, maintenance, or financial obligations beyond the deposit. The Owner retains full responsibility until the Company is financially ready to proceed with the purchase, at which point terms will be agreed upon. The Company is indemnified against any liabilities before ownership transfer. Disputes will be resolved through binding arbitration in California, and any amendments must be in writing and signed by both parties.

On October 25th, 2024, the Owner acquired Unit 3014, 2715, 2504, 2814, and 2714 at The Hotel Residences at Acqua Private Residences, Barangay Novotel Tower, Coronado, Mandaluyong, 1550 Metro Manila, Philippines. The Company made a deposit to secure shares in these properties at the same terms as listed above.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$63,701
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 255,000,000 common shares, of which 217,500,000 are Class A, voting, shares, and 37,500,000 are Class B, non-voting, shares, all with a par value of $0.000001 per share.

200,000,000 Class A shares, and no Class B shares were issued and outstanding as of 2023. 200,000,000 Class A shares, and 200,000 Class B shares were issued and outstanding as of 2024.

Class A common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued.

The Company issued an additional 2,400 shares of Class B, non-voting, shares in exchange for $2,400.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.